SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended




                          Entergy S.A.

                (Name of foreign utility company)



             Entergy Power Development Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy S.A. is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy S.A.
               Alsina 495
               10th Floor
               Buenos Aires, Argentina

     Entergy S.A. is an indirect subsidiary of Entergy formed to participate in a consortium with non-affiliated companies through which Entergy acquired an ownership interest in Central Costanera, S.A. ("Costanera"). Costanera owns and operates an electric generating station (the "Facility") located in Buenos
Aires, Argentina.   The Facility currently consists of seven
natural gas/oil-fired generating units with a total installed capacity of 1,260 megawatt ("MW"). Costanera has contracted for a turnkey installation of a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. This expansion, expected to be completed by late 1998, would add 830 MW to the existing installed capacity of the Facility. The Facility also includes interconnection components necessary to connect the Facility with the utility grid. Entergy, through Entergy S.A. and other direct and indirect subsidiaries, has a 6% ownership interest in Costanera.

     Entergy S.A. also owns, indirectly through Costanera, a 3.06% interest in Central Termoelectric Buenos Aires S.A., a FUCO which owns and operates an electric generating facility located on a site being leased from Costanera.

     No persons (other than Entergy) currently own a 5% or more voting interest in Entergy S.A.


Item 2. Domestic Associate Public-Utility Companies of Entergy S.A. and their Relationship to Entergy S.A.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Entergy S.A.: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy S.A.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                         ENTERGY POWER DEVELOPMENT CORPORATION




                         By:  /s/ Frederick F. Nugent
                         -----------------------------
                              Frederick F. Nugent
                              Assistant Secretary


Dated:  November 12, 1997